  

SI 18000952

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PRC Received

FEB 26 2018

WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8-44110 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Ste 800

(No. and Street)

Newport Beach                    California                    92660

(City)                                (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Meister                                                949-640-8780

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

550 South Hope St. Suite 1500    Los Angeles    CA    90071

(Address)                        (City)            (State)    (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Jeff Meister_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Green Street Trading, LLC_____ , as

of __December 31_____, 20 __17____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CFO_____
Title

__KanWatz_____      ( Jurat Form
Notary Public                            attached )

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

**GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____

2. _____

3. _____

4. _____

5. _____

6. _____         _____
   *Signature of Document Signer No. 1*                  *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Orange___

Subscribed and sworn to (or affirmed) before me

on this __9__ day of __February__, 20_18_,
          *Date*        *Month*      *Year*
by

(1)___Jeff meister___

(and (2)_____ ),
          *Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature_____
        *Signature of Notary Public*

KRISTINA ANN WATKINS
Notary Public – California
Orange County
Commission # 2215600
My Comm. Expires Sep 23, 2021

*Place Notary Seal Above*

──────────── OPTIONAL ────────────

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Green Street Trading, LLC

SEC ID 8-44110

Report Pursuant to Rule 17a-5 (d)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

# Green Street Trading, LLC
## Statement of Financial Condition
### December 31, 2017

## Index to Financial Statements



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

## Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Green Street Trading, LLC
(the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

February 22, 2018

# Green Street Trading, LLC
## Statement of Financial Condition
### December 31, 2017

**Assets**

| | |
|---|---:|
| Cash | $ 6,044,039 |
| Restricted cash | 93,481 |
| Receivable from clearing organization | 59,634 |
| Deposit with clearing organization | 251,305 |
| Property and equipment, net | 149,323 |
| Other assets | 176,864 |
| Total assets | $ 6,774,646 |

**Liabilities and member's equity**

| | |
|---|---:|
| Employee compensation and benefits payable | $ 1,182,785 |
| Accounts payable and accrued expenses | 541,663 |
| Payable to related party | 615,956 |
| Total liabilities | 2,340,404 |
| Member's equity | 4,434,242 |
| Total liabilities and member's equity | $ 6,774,646 |

*The accompanying notes are an integral part of these financial statements.*

# Green Street Trading, LLC
## Statement of Financial Condition
### December 31, 2017

## 1. ORGANIZATION AND BASIS OF PRESENTATION

Green Street Trading, LLC (the "Company") is a limited liability company formed in the State of California. The Company, formerly known as Green Street Advisors, Inc., was incorporated in the State of California on December 15, 1987. On July 11, 2014, the Company converted from a California corporation to a California limited liability company. On December 10, 2014, a reorganization of the Company took place and the Company was renamed Green Street Trading, LLC.

The Company is a wholly-owned subsidiary of Green Street Advisors, LLC (formerly known as Green Street Research, LLC) ("GSA"). Prior to the reorganization, the Company was a wholly-owned subsidiary of Green Street Holdings, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company focuses primarily on Real Estate Investment Trusts and other publicly traded real estate investments. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), soft dollar arrangements between the Company and its clients are through a designated special account. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management adjusts estimates and assumptions when facts and circumstances change.

### Restricted Cash

The Company holds a cash account in accordance with SEC Rule 15c3-3(k)(2)(i) with a balance of $93,481 at December 31, 2017. The Company disburses this cash to third parties on behalf of certain customers at the customers' direction.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### *Receivable from Clearing Organization*

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts as all amounts are considered collectible.

### *Property and Equipment, Net*

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements enhancing the function and/or useful life are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed using the straight-line method over useful lives of the related assets. The estimated useful lives for significant property and equipment categories are as follows:

| | |
|---|---|
| Computer software | 5 years |
| Office equipment | 5-7 years |
| Leasehold improvements | Life of lease |

### *Share-Based Compensation – Equity Classified Awards*

Certain employees are issued equity awards by a parent company of GSA. Share-based compensation expense is measured at the grant date of the equity based awards that vest over set time periods based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards. As the equity awards are not equity of the Company, they are deemed contributions for the member in the statement of changes in member's equity.

### *Share-Based Compensation – Liability Classified Awards*

In July 2015, a non-controlling interest holder in a parent company of GSA issued equity awards to certain employees of the Company. When an employee is terminated, the Company has historically exercised its option to cash settle these equity awards prior to the employee realizing economic risks and rewards for a reasonable period of time. As such, the awards are re-measured at fair value each year. Compensation expense is recognized over the vesting period at the fair value of the award each year. For the year ended December 31, 2017, the Company recognized $148,896 of expense related to these awards. This amount is included in employee compensation and benefits on the accompanying statement of income. The related compensation liability of $281,790 is included in employee compensation and benefits payable on the accompanying statement of financial condition.

4

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### *Income Taxes*

In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2017, the Company had no uncertain tax positions.

Tax years that remain subject to examination by various tax jurisdictions are 2013 to 2016.

### *Subsequent Events*

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## 3. RECEIVABLE FROM CLEARING ORGANIZATION

The Company has a brokerage agreement with Industrial and Commercial Bank of China Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the broker agreement, the Company introduces all of its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. As of December 31, 2017, the receivable from the Clearing Broker of $59,634 was pursuant to these clearance agreements.

## 4. DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2017, the Clearing Broker has custody of $251,305 of the Company's cash balance which serves as collateral for any amounts due to the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

## 5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2017, property and equipment consisted of the following:

| | | |
|---|---|---:|
| Office equipment | $ | 176,117 |
| Computer software | | 20,859 |
| Leasehold improvements | | 19,949 |
| | | 216,925 |
| Less: accumulated depreciation | | 67,602 |
| | $ | 149,323 |

## 6. RELATED PARTY TRANSACTIONS

The Company, GSA, and Green Street Investors, LLC ("GSI") share personnel, administrative expense, and office space. All costs incurred for such shared expenses are reimbursed quarterly in accordance with the Services Agreement. These shared expenses are allocated between the Company, GSA and GSI in accordance with the allocation methodology defined in the Services Agreement, which is as follows: (1) costs incurred in directly providing services to the Company, GSA or GSI shall be entirely allocated to the entity for which such services are provided; (2) personnel costs for management and general and administrative services shall be allocated based on the amount of time GSA personnel dedicate to the provision of such services to each GST and GSI; and (3) all other costs will be allocated based on the percentage of GSA's consolidated gross revenues earned by each of GSI and the Company or by such other method as GSA may from time-to-time determine is reasonable. For the year ended December 31, 2017, GSA allocated $213,435 of personnel costs for management and general and administrative services to the Company. This amount is included in employee compensation and benefits on the accompanying statement of income.

The Company executed a research services agreement with GSA on December 10, 2014. In accordance with the research services agreement, the Company is required to pay GSA license fees equal to 50 percent of its gross revenue net of all direct trading expenses, including, but not limited to clearing, floor brokerage execution, algorithmic trading execution, client fix connections, exchange fees, and order management costs, but excluding employee compensation and benefit expenses. At December 31, 2017 the amount payable to GSA for research services was $566,987.

The Company does not purport that the terms of related party transactions are the same as those that would result from transactions among wholly unrelated parties.

## 7. EMPLOYEE PENSION PLAN

The Company, along with other entities under common control, is part of GSA's controlled group. The controlled group maintains a 401(k) Plan (the "Plan") as a defined contribution retirement plan for all eligible employees within the controlled group. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the IRS. In 2017, the Company matched 100% of employee contributions up to a maximum of four percent of total compensation.

## 8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company leases office space under non-cancelable lease agreements with third parties, which expire in 2021. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Deferred rent related to the straight-line basis of leases is $18,115, as of December 31, 2017 and is included in account payable and accrued expenses in the accompanying statement of financial condition.

At December 31, 2017, the minimum annual payments are as follows:

Year ending December 31:

| | |
|---|---|
| 2018 | 114,302 |
| 2019 | 116,056 |
| 2020 | 117,810 |
| 2021 | 99,393 |
| | $ 447,561 |

**Green Street Trading, LLC**
**Statement of Financial Condition**
**December 31, 2017**

**10. NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $4,108,055 which was $3,858,055 in excess of its required net capital of $250,000 and the Company's ratio of aggregate indebtedness ($2,340,404) to net capital was .57 to 1, which is less than the 15 to 1 maximum allowed.

**11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities.

Upon adoption of ASC 842 any remaining future lease payments will result in a gross up of the statement of financial position with a liability for the amount of discounted future lease payments with a corresponding amount allocated to a lease asset. The Company is still evaluating the impact on the statement of operations. It is not expected that any impact will be material to the Company's operations.

8

Green Street Trading, LLC

Exemption Report Pursuant to Rule 17a-5(d) 4

For the Period January 1, 2017 to December 31, 2017



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

## Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

We have reviewed management's statements, included in the accompanying Green Street Trading LLC Exemption Report (the Exemption Report), in which (1) Green Street Trading, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii)(the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*KPMG LLP*

February 22, 2018

## Green Street Trading, LLC's Exemption Report

Green Street Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii), for the most recent fiscal year ended December 31, 2017.

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2017.

(3) The Company met the exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2017.

Green Street Trading, LLC

I, Jeff Meister, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By: _____
Title: CFO
Date: ___2/22/2018___